

October 27, 2011

Via Email
Mr. Michael P. Kaminski
Chief Executive Officer
4320 Forest Park Avenue, Suite 100
St. Louis, MO 63108

      Re: **Stereotaxis, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 11, 2011
              File No. 000-50884

Dear Mr. Kaminski:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Notes to Financial Statements, page 60

Note 2. Summary of Significant Accounting Policies, page 60

-Revenue and Cost of Revenue, page 61

1.   We note that you may enter into bill and hold arrangements with your customers by delivering systems to a non-hospital site at the customer's request. Please tell us and revise your future filings to explain in more detail the nature of your bill and hold arrangements with your customers and to explain how you meet the criteria outlined in

SAB Topic 13A3(a) in order to recognize revenue when delivery has occurred to a non-hospital site. Within your discussion, please quantify the amount of revenue and related costs of sales whereby your customers have not taken delivery of their products but you have recognized revenue under bill and hold arrangements for each reporting period presented. Please provide us with a sample of your proposed disclosure.

Note 6. Intangible Assets, page 66

2.   We note your disclosures related to the agreement to issue 450,000 shares of your common stock to a consultant in exchange for intellectual property rights. Please explain to us how you determined the fair value of the 200,000 shares that were issued upon execution of the agreement and how you determined that the remaining unissued shares meet the equity classification under Topic 480 of the FASB Accounting Standards Codification.

Note 8. Long-Term Debt and Credit Facilities, page 67

3.   We note on page 69 that you have an arrangement with Biosense Webster Advance whereby you offset the outstanding royalties owed by Biosense Webster for outstanding royalty advances and deferred research and development expenses and accrued interest. Please explain to us in more detail how you present this arrangement on your balance sheets as of December 31, 2010 and 2009. If you present these on a net basis, please explain to us in more detail how you meet the right of offset requirements outlined in Topic 210-20 of the FASB Accounting Standards Codification.

Note 15. Segment Information, page 77

4.   Paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification requires separate disclosure of material revenues attributed to an individual foreign country and the basis of attributing revenues from external customers to individual countries. Please explain to us how your current presentation complies with that guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

 • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief